UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 2, 2017, regarding participation in “Turkey’s automobile project” Joint Initiative Group.

Istanbul, November 2, 2017

Announcement Regarding Participation in “Turkey’s Automobile Project” Joint Initiative Group

Our Company signed the Joint Initiative Group Cooperation Protocol (“Protocol”) on November 2, 2017 with the intention to participate as a potential contributor in “Turkey’s Automobile Project” (“Project”) which is implemented through the coordination of The Republic of Turkey Ministry of Science, Industry and Technology and The Union of Chambers and Commodity Exchanges of Turkey.

Under this Protocol, the signing parties will determine the framework of the activities to meet requirements of the Project for designing, developing, manufacturing a car and establishing sales and distribution network, while a local company to own the intellectual and industrial property rights of this car will be established. The project serves to support The Republic of Turkey’s aim to become one of the world’s top 10 economies.

Our Company continues its efforts towards developing smart transportation systems leveraging on its high quality communication network and strong engineering and software capabilities embedded within its organization. We believe that we will make an important contribution to Turkey’s Automobile Project as a technology partner with our knowhow and competencies.

The capital, shareholding and management structure of the company to be established will be determined in the upcoming periods, subject to outcomes of the technological and financial analysis which will be conducted following the signing of the Protocol.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 2, 2017	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 2, 2017	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President